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                                                                    Exhibit 99.1


                             MATERIAL CHANGE REPORT

                   SECTION 75 OF THE SECURITIES ACT (ONTARIO)
               SECTION 85 OF THE SECURITIES ACT (BRITISH COLUMBIA)
                   SECTION 118 OF THE SECURITIES ACT (ALBERTA)
              SECTION 84 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN)
                    SECTION 73 OF THE SECURITIES ACT (QUEBEC)
                 SECTION 81 OF THE SECURITIES ACT (NOVA SCOTIA)
              SECTION 76 OF THE SECURITIES ACT, 1990 (NEWFOUNDLAND)


ITEM 1:  REPORTING ISSUER

                  Celestica Inc.
                  7th Floor
                  12 Concorde Place
                  Toronto, ON   M3C 3R8

ITEM 2:  DATE OF MATERIAL CHANGE

                  June 15, 2001

ITEM 3:  PRESS RELEASE

                  A press release was issued on June 15, 2001 by Celestica Inc. ("Celestica") in Toronto, Ontario and Singapore.

ITEM 4:  SUMMARY OF MATERIAL CHANGE

                  On June 15, 2001, Celestica entered into an agreement with Omni Industries Limited ("Omni") that provides for the acquisition by Celestica of all of the outstanding shares of Omni, a diversified Asian electronics manufacturing services provider, headquartered in Singapore. The transaction is expected to close in the fourth quarter of 2001.

ITEM 5:  FULL DESCRIPTION OF MATERIAL CHANGE

                  On June 15, 2001, Celestica entered into an agreement with Omni that provides for the acquisition by Celestica of all of the outstanding shares of Omni, a diversified Asian electronics manufacturing services provider, headquartered in Singapore.

                  Omni has a broad-based presence in Asia with locations in Singapore, Malaysia, China, Indonesia and Thailand, and the company is also represented in the United States and Mexico. Among other things, Omni provides printed circuit board assembly and system assembly services, as well as other related supply chain capabilities including plastic injection


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molding,  IC equipment,  substrates and distribution,  for OEMs in the PC and PC peripherals, storage and communications sectors. Omni has approximately 9,000 employees.

                  Under the agreement, Omni shareholders will be entitled to receive 0.045 subordinate voting shares of Celestica for each Omni share. Omni shareholders will be able to elect to receive cash, in lieu of Celestica subordinate voting shares, in respect of some or all of their Omni shares on the basis of S$4.25 (approximately U.S.$2.35) for each Omni share exchanged under the agreement. Total cash available for the cash election is limited to S$860 million (approximately U.S.$475 million). Accordingly, if Omni shareholders were to elect to receive more cash than is available, their cash elections would be pro-rated so that a maximum of S$860 million cash is paid by Celestica. Omni shareholders who do not make an election as to the form of consideration they wish to receive, or who are not permitted to make an election due to the securities laws of the jurisdiction in which they reside, will receive consideration in the form of Celestica subordinate voting shares only.

                  The transaction, which has been approved by the boards of directors of Omni and Celestica, is subject to Omni shareholder and court approvals, and certain other conditions. Certain shareholders of Omni, including its chairman, Wuthelam Industries (S) Pte Ltd. and key members of Omni management, who collectively own in aggregate approximately 32% of the outstanding shares of Omni, have entered into agreements to vote their shares in favour of the transaction, which will be effected through a scheme of arrangement.

                  As at the announcement date, the total transaction value, including consideration for shares, stock options and assumption of net debt, was approximately U.S.$890 million, assuming that the total amount of cash is subscribed for. The transaction is expected to close in the fourth quarter of 2001.

ITEM 6:  RELIANCE ON SUBSECTION 75(3) OF THE
         ONTARIO SECURITIES ACT OR EQUIVALENT PROVISIONS

         Not applicable.

ITEM 7:  OMITTED INFORMATION

         Not applicable.

ITEM 8:  SENIOR OFFICER

         For  further   information,   please   contact   Elizabeth  L.
DelBianco, Vice President, General Counsel and Secretary of Celestica at (416) 448-5800.

ITEM 9:  STATEMENT OF SENIOR OFFICER

         The  foregoing   accurately   discloses  the  material  change referred
to herein.


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                  DATED at Toronto, Ontario this 22nd day of June, 2001



                                (signed) ELIZABETH L. DELBIANCO
                                         -------------------------------------
                                         Elizabeth L. DelBianco
                                         Vice President, General Counsel
                                         and Secretary